                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                  (RULE 13D-1)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO.  )(1)
                                             --

                            TOPS APPLIANCE CITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   890910-102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               ROBERT D. CARL, III
                         8300 DUNWOODY PLACE, SUITE 209
                             ATLANTA, GEORGIA 30350
                                  (770)518-9020
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                    COPY TO:
                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                       191 PEACHTREE ST., N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                  (404)572-600

                                 MARCH 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                       (Continued on the following pages)
                              (Page 1 of 6 Pages)
-------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 890910-102                13D                        PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Robert D. Carl. III
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        PF
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [X]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
------------------------------------------------- ------- ----------------------
                   NUMBER OF                        7     SOLE VOTING POWER
                     SHARES                               914,999
                  BENEFICIALLY
                    OWNED BY
                      EACH
                   REPORTING
                  PERSON WITH
                                                  ------- ----------------------
                                                    8     SHARED VOTING POWER
                                                          0
                                                  ------- ----------------------
                                                    9     SOLE DISPOSITIVE POWER
                                                          914,999
                                                  ------- ----------------------
                                                    10    SHARED DISPOSITIVE
                                                          POWER 0
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        914,999
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] Excludes 200 shares of Common Stock of the Issuer held by Mary Ann Carl, Mr. Carl's mother. Mr. Carl disclaims beneficial ownership of the shares held by his mother.

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.2%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the shares of Common Stock, no par value (the "Shares"), of Tops Appliance City, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 45 Brunswick Avenue, Edison, New Jersey, 08818.

Item 2.  Identity and Background

         (a)  This Statement is being filed by Robert D. Carl, III.

         (b) Mr. Carl's principal business address is 8300 Dunwoody Place, Suite 209, Atlanta, Georgia 30350.

         (c)  Mr. Carl is a private investor.

         (d) During the last five years, Mr. Carl has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been, with the exception noted below, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Carl, without admitting or denying allegations that he violated Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rules16a-2 and 16a-3, and former Rule 16a-1, promulgated thereunder, in January 1996 consented to the issuance of an Order Instituting Cease and Desist Proceedings pursuant to Section 21C of the Exchange Act and the issuance of an order that he cease and desist from committing or causing any violation of, and committing or causing any future violation of, Section 16(a) of the Exchange Act and Rules 16a-2 and16a-3 promulgated thereunder. Simultaneously with the entry of the order, the Securities and Exchange Commission filed a civil action pursuant to Section 21(d)(3) of the Exchange Act in the U.S. District Court for the District of Columbia seeking a $10,000 civil penalty against Mr. Carl based on violations of Section 16(a) of the Exchange Act. Mr. Carl consented to the entry of a Final Judgment imposing the penalty without admitting or denying the allegations of the Securities and Exchange Commission's complaint.

         (e)  Mr. Carl is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration

         The 914,999 Shares reported as beneficially owned by Mr. Carl consist of (i) 34,800 shares held outright, (ii) 23,056.2 Shares that Mr. Carl may acquire upon the conversion of $513,000 aggregate principal amount of 6.5% Subordinated Convertible Debentures due November 30, 2003 (the "Original Debentures") of the Issuer held by him, and (iii) 857,142.8 Shares that Mr. Carl may acquire upon the exercise of $1,500,000 aggregate principal amount of 6.5% Subordinated Convertible Debentures (New) due November 30, 2003 of the Issuer (the "New Debentures") held by him. The amount of funds used to purchase the Shares, Original Debentures and the New Debentures held by Mr. Carl, net of proceeds from sales of Shares (see Item 5 below), was $1,579,861.30.

Mr. Carl used personal funds to purchase such securities.

Item 4.  Purpose of Transaction

         Mr. Carl acquired the Shares, the Original Debentures and the New Debentures held by him for investment purposes.

         Mr. Carl does not have any present plans or proposals which relate to or would result in:

                  a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  e. Any material change in the present capitalization or dividend policy of the Issuer;

                  f. Any other material change in the Issuer's business or corporate structure;

                  g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  i.    Any action similar to any of those enumerated above.


         Mr. Carl, however, reserves the right to take future actions which may have any of the consequences described above, to acquire additional securities of the Issuer, to dispose of any such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent he deems advisable in light of his overall investment strategy, market conditions, the Issuer's business prospects and any other factors.

Item 5.  Interest in Securities of Issuer

         (a) Mr. Carl beneficially owns 914,999 Shares (including Shares that may be acquired by him pursuant to the exercise of the Original Debentures and New Debentures held by him), representing 11.2% of the outstanding Shares of Issuer. The Shares reported as beneficially owned by Mr. Carl do not include 200 Shares held by Mary Ann Carl, Mr. Carl's mother. Mr. Carl does not have sole or shared voting or dispositive power over such Shares and, therefore, disclaims beneficial ownership of such Shares.

         (b) Mr. Carl has sole voting and dispositive power over the 914,999 Shares beneficially owned by him.

         (c) The following sets forth information concerning transactions in the Shares, Original Debentures and New Debentures effected by Mr. Carl during the last 60 days:


  Date of                                                        Number or Principal  Price Per Share or $100
Transaction        Type of Transaction       Type of Securities         Amount            Principal Amount
-----------        --------------------      -------------------        ------            ----------------
2/27/98            Open Market Purchase      Shares                        2,000            $    1.16
2/27/98            Open Market Purchase      Original Debentures      $  173,000            $   45.00
 3/2/98            Open Market Purchase      Shares                        9,000            $    1.12
 3/3/98            Open Market Purchase      Shares                       10,000            $    1.19
 3/6/98            Open Market Purchase      Shares                        4,000            $    1.22
3/11/98            Open Market Sale          Shares                       10,000            $    1.37
3/13/98            Open Market Purchase      New Debentures           $  500,000            $   79.50
3/25/98            Open Market Sale          Shares                        3,000            $    2.06
3/27/98            Open Market Sale          Shares                        8,200            $    2.03
3/30/98            Open Market Purchase      Original Debentures      $  340,000            $   54.50
3/31/98            Open Market Purchase      New Debentures           $1,000,000            $   87.50

         The above table does not include the open market purchase by Mary Ann Carl, Mr. Carl's mother, of 200 Shares at a per share price of $1.50, effected on 3/18/98. Mr. Carl disclaims beneficial ownership of such Shares.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Carl does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

         None.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       Date:   April 2, 1998


                                       /s/ ROBERT D. CARL, III
                                       ----------------------------------------
                                           Robert D. Carl, III